Form 4

  Name and Address of Reporting Person
  Peter R. Kellogg
  C/O Spear, Leeds & Kellogg
  120 Broadway
  New York, New York 10271
  Issuer Name and Ticker or Trading Symbol Netguru,Inc. (NGRU).
  IRS or Social Security Number of Reporting Person (Voluntary)
  Statement for Month/Year - April, 2001
  If Amendment, Date of Original (Month/Year)
  Relationship of Reporting Person to Issuer - 10% Owner

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

  Title of Security -- Common Stock $0.01 Par Value
  Transaction Date. - April 2, 2001.
  Transaction Code -- P.
  Securities Acquired (A) or Disposed of (D)
       Amount = 4,000
       (A) or (D) = A
       Price 3.00.

2. Transaction Date. -- April 20, 2001.

  Transaction Code -- P.
  Securities Acquired (A) or Disposed of (D)
       Amount = 400
       (A) or (D) = A
       Price 2.84.
  Transaction Date. - April 20, 2001.
  Transaction Code -- P.
  Securities Acquired (A) or Disposed of (D)
         Amount = 600
         (A) or (D) = A
         Price 2.77.
  Transaction Date. - April 23, 2001.
  Transaction Code -- P.
  Securities Acquired (A) or Disposed of (D)
         Amount = 5,000
         (A) or (D) = A
         Price 2.78.
  Transaction Date. -- April 26, 2001.
  Transaction Code -- P.
  Securities Acquired (A) or Disposed of (D)
       Amount = 10,000
       (A) or (D) = A
       Price 2.98.
  Transaction Date. -- April 26, 2001.
  Transaction Code -- P.
  Securities Acquired (A) or Disposed of (D)
       Amount = 20,000
       (A) or (D) = A
       Price 2.95.
  Amount of Securities Beneficially Owned at End of Month = 3,621,500 (1).
  Ownership Form -- (D).
  Nature of Indirect Beneficial Ownership -- N/A.
  Amount of Securities Beneficially Owned at End of Month

  = 165,000.

  Ownership Form -- (I).
  Nature of Indirect Beneficial Ownership -- I.A.T.

Reinsurance Syndicate Ltd., a Bermuda Corporation of

which Mr. Kellogg is the sole holder of voting stock.

Mr. Kellogg disclaims beneficial ownership of these

shares.
  1,670,270 are restricted shares.

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security.	N/A
2. Conversion or Exercise Price of Derivative Security.	N/A
3. Transaction Date.	N/A
4. Transaction Code.	N/A
5. Number of Derivative Securities Acquired or Disposed.	N/A
6. Date Exercisable and Expiration Date.	N/A
7. Title and Amount of Underlying Securities.	N/A
8. Price of Derivative Securities.	N/A
9. Number of Derivative Securities Beneficially Owned at End of Month.	N/A
10.Ownership Form of Derivative Security.	N/A
11.Nature of Indirect Beneficial Ownership.	N/A
Date: May 7, 2001	Peter R. Kellogg
Peter R. Kellogg